================================================================================
             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(a).*

   --------------------
   *As amended by Releases No. 14-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             KRUG INTERNATIONAL CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501067102
                         -------------------------------
                                 (CUSIP Number)

                                RONALD J.VANNUKI
                         100 WILSHIRE BLVD., 15TH FLOOR
                             SANTA MONICA, CA 90401
                                 (310) 917-6600

--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               SEPTEMBER 20, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

CUSIP No. 501067102               SCHEDULE 13D                PAGE 2 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA INVESTMENT PARTNERS, L.P.

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     WC

-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        501,974
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    501,974
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     501,974
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.97%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 3 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA CAPITAL MANAGEMENT, INC.

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     N/A

-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        501,974
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    501,974
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     501,974
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.97%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 4 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     RONALD J. VANNUKI

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     N/A

-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        501,974
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    501,974
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     501,974
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.97%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 5 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA ADVISORS, INC.

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     N/A

-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        0
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    808,028
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     808,028
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.05%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 6 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     KAREN B. BRENNER

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     PF (with respect to shares over which Ms. Brenner has sole dispositive power);
                     N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)
-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        8,620
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    8,620
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    808,028
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     816,648
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.22%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 7 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     CAREVEST CAPITAL, LLC

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     WC

-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        0
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    158,324
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    158,324
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     158,324
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.14%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     OO
-----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 8 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     ROBERT M. THORNTON, JR.

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     PF (with respect to shares over which Mr. Thornton, Jr. has sole voting and dispositive power);
                     N/A (with respect to all other shares in which Mr. Thornton, Jr. has a beneficial interest.)
-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        5,200
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    158,324
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    5,200
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    158,324
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     163,524
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.25%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D                PAGE 9 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     BAILEYS FAMILY TRUST

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     WC

-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        378,649
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    378,649
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     378,649
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.52%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     TR
-----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102               SCHEDULE 13D               PAGE 10 OF 18 PAGES

-----------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     STEVEN BAILEYS

-----------------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [X]
                                                                                                                     (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

                     PF (with respect to shares over which Mr. Baileys has sole dispositive power);
                     N/A (with respect to all other shares in which Mr. Baileys has a beneficial interest.)
-----------------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

-----------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                        715,198
OWNED BY EACH   -------------------------------------------------------------------------------------------------------------
REPORTING
PERSON            8.       SHARED VOTING POWER
WITH
                                    0
                -------------------------------------------------------------------------------------------------------------

                  9.       SOLE DISPOSITIVE POWER

                                    0
                -------------------------------------------------------------------------------------------------------------

                  10.      SHARED DISPOSITIVE POWER

                                    715,198
                -------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     715,198
-----------------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                     [ ]


-----------------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.20%
-----------------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 11 OF 18 PAGES


Item 1.  Security and Issuer.

         This filing relates to the Common Stock, without par value (the "Stock"), of KRUG International Corp. (the "Company"). The Stock trades on the American Stock Exchange. The Company's principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339; the Company's telephone number at that location is (770) 933-7000. The number of issued and outstanding shares of Stock as of August 13, 1998, as set forth in the Company's Quarterly Report on Form 1O-Q for the period ended June 30, 1998, is 5,035,430.

Item 2.  Identity and Background.

         (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners;
(iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management; (iv) Fortuna Advisors, Inc. ("Fortuna Advisors") as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (v) Karen B. Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors; (vi) CareVest Capital, LLC ("CareVest") with respect to shares of Stock held or beneficially owned by CareVest; (vii) Robert M. Thornton, Jr. with respect to shares of Stock held or beneficially owned by him and as controlling member of CareVest; (viii) The Baileys Family Trust with respect to shares of Stock held by the Baileys Family Trust, and (ix) Steven Baileys as Trustee of The Baileys Family Trust, to amend the holdings previously reported by such persons, and to add and delete certain persons due to recent transactions. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons" or the "Group".

         Fortuna Acquisition Partners, FC Partners and Fortuna Acquisition Corp. (the "Fortuna Acquisition Entities") are no longer members of the Group by virtue of the distribution of their shares as of September 20, 1998 to their partners and stockholders.

         Strome Susskind HedgeCap Fund L.P., Strome HedgeCap Limited, Strome Susskind Investment Management, L.P., SSCO, Inc., and Mark E. Strome (the "Strome Entities") are no longer members of the Group by virtue of the termination, on September 23, 1998, of the Proxy Agreement, previously filed among Fortuna Acquisition Partners, FC Partners and Fortuna Acquisition Corp. and the Strome Entities.

         Charles Linn Haslam is no longer a member of the Group as a result of the distribution of shares of the Fortuna Acquisition Entities and his resignation as an officer and director of the Corporation.

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 12 OF 18 PAGES


         (b) The principal business address of (i) Fortuna Investment Partners; (ii) Fortuna Capital Management; and (iii) Ronald J. Vannuki is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of (i) Fortuna Advisors and (ii) Karen B. Brenner is 1300 Bristol Street North, Suite 100, Newport Beach, California 92660. The principal business address of (i) CareVest and (ii) Robert M. Thornton, Jr. is 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. The principal address of The Baileys Family Trust and Steven Baileys is c/o Karen B. Brenner, P.O. Box 9109, Newport Beach, California 92658-9109.

         (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) Fortuna Capital Management is the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is the president of Fortuna Capital Management and a registered representative with Strome Susskind Securities, L.P., a securities brokerage firm. Mr. Vannuki also serves as a consultant to and a director of KRUG.

         The business of (i) Fortuna Advisors is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is president of Fortuna Advisors. Ms. Brenner also serves as a consultant to and a director of KRUG.

         The business of (i) CareVest is that of a private investment company engaging in the purchase and sale of securities for investment for its own account and to provide management services, and (ii) Robert M. Thornton, Jr. is the president and CEO of CareVest. Mr. Thornton also serves as chairman, president and CEO and as a director of KRUG.

         The business of (i) The Baileys Family Trust is an investor, and (ii) Steven Baileys is as a private investor and to serve as the Trustee of The Baileys Family Trust.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) (i) Fortuna Investment Partners is a California limited partnership; (ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 13 OF 18 PAGES


a United States citizen; (iv) Fortuna Advisors is a California corporation; (v) Karen B. Brenner is a United States citizen; (vi) CareVest is a Georgia limited liability company; (vii) Robert M. Thornton, Jr. is a United States citizen;
(viii) The Baileys Family Trust is a California Trust dated 9/4/96, and (ix) Steven Baileys is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners is $2,074,514.38. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Advisors is $492,000 (exclusive of the shares owned by The Baileys Family Trust and Steven Baileys). The source of funds for this consideration was client's personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Karen B. Brenner is $21,207 (exclusive of the shares she beneficially owns through Fortuna Advisors). The source of funds for this consideration was personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by CareVest is $619,153. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Robert M. Thornton, Jr., is $21,340 (exclusive the shares he beneficially owns through CareVest). The source of funds for this consideration was personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by The Baileys Family Trust is $1,839,916. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Steven Baileys is $1,673,883 (exclusive of shares beneficially owned through The Baileys Family Trust).

Item 4.  Purpose of the Transaction

         The purpose of the acquisition of the shares by the Group is to participate in the active management of the Company and to gain representation on the Company's Board of Directors. Each member of the Group may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 14 OF 18 PAGES


Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

                (i) Fortuna Investment Partners beneficially owns 501,974 shares of Stock, which includes 151,557 warrants to purchase shares of Stock. Fortuna Investment Partners is the beneficial owner of 9.97% of the Stock.

                (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns 501,974 shares of Stock, which includes 151,557 warrants to purchase shares of Stock. Fortuna Capital Management is the beneficial owner of 9.97% of the Stock.

                (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management, beneficially owns 501,974 shares of Stock, which includes 151,557 warrants to purchase shares of Stock. Mr. Vannuki is the beneficial owner of 9.97% of the Stock.

                (iv) Fortuna Advisors, as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 808,028 shares of Stock, which includes 110,662 warrants to purchase shares of Stock. Fortuna Advisors is the beneficial owner of 16.05% of the Stock.

                (v) Karen B. Brenner, as sole shareholder of Fortuna Advisors and as a direct owner of shares of Stock, beneficially owns 816,648 shares of Stock, which includes 110,882 warrants to purchase shares of Stock. Ms. Brenner is the beneficial owner of 16.22% of the Stock.

                (vi) CareVest beneficially owns 158,324 shares of Stock, which includes 37,540 warrants to purchase shares of Stock. CareVest is the beneficial owner of 3.14% of the Stock.

                (vii) Robert M. Thornton, Jr., as controlling member of CareVest and as a direct owner of shares of Stock, beneficially owns 163,524 shares of Stock, which includes 37,540 warrants to purchase shares of Stock. Mr. Thornton is the beneficial owner of 3.25% of the Stock.

                (viii) The Baileys Family Trust beneficially owns 378,649 shares which includes 52,041 warrants. The Baileys Family Trust is the beneficial owner of 7.52% of the Stock.

                (ix) Steven Baileys, as individual and as Trustee of The Baileys Family Trust, beneficially owns 715,198 shares including 102,982 warrants. Steven Baileys is the beneficial owner of 14.20% of the Stock.

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 15 OF 18 PAGES


                  The Group in the aggregate may be deemed to own an aggregate of 29.43 % of the Stock.

         (b)

                                                            ============================================================
                                                                   Power to Vote               Power to Dispose
                      ==================================================================================================
                       No. of Shares
                       Beneficially       Percentage
                       Owned (# 11)     of Class (# 13)      Sole (# 7)     Shared (# 8)    Sole (# 9)     Shared(# 10)
------------------------------------------------------------------------------------------------------------------------
 Fortuna
 Investment              501,974              9.97%            501,974           0            501,974            0
 Partners
------------------------------------------------------------------------------------------------------------------------
 Fortuna Capital
 Management              501,974              9.97%            501,974           0            501,974            0
------------------------------------------------------------------------------------------------------------------------
 Ronald J.
 Vannuki                 501,974              9.97%            501,974           0            501,974            0
------------------------------------------------------------------------------------------------------------------------
 Fortuna
 Advisors                808,028             16.05%               0              0               0            808,028
------------------------------------------------------------------------------------------------------------------------
 Karen B.
 Brenner                 816,648             16.22%             8,620            0             8,620          816,648
------------------------------------------------------------------------------------------------------------------------
 CareVest
 Capital LLC             158,324              3.14%               0           158,324            0            158,324
------------------------------------------------------------------------------------------------------------------------
 Robert M.
 Thornton, Jr.           163,524              3.25%             5,200         158,324          5,200          158,324
------------------------------------------------------------------------------------------------------------------------
 Baileys
 Family Trust            378,649              7.52%            378,649           0               0            378,649
------------------------------------------------------------------------------------------------------------------------
 Steven Baileys          715,198             14.20%            715,198           0               0            715,198
========================================================================================================================

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 16 OF 18 PAGES


         (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since April 23, 1998 are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the American Stock Exchange or were acquired upon distribution of KRUG shares and warrants by the Fortuna Acquisition Entities. No other transactions were effected by the Reporting Persons during such period.

         (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

         (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None



Item 7   Matter to be Filed as Exhibits

         No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 17 OF 18 PAGES


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            October 8, 1998

FORTUNA INVESTMENT PARTNERS, L.P.

By:      Fortuna Capital Management, Inc.
         its General Partner


         By:        /s/ Ronald J. Vannuki
                  ----------------------------
                  Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


         By:        /s/ Ronald J. Vannuki
                  ----------------------------
                  Ronald J. Vannuki, President


  /s/ Ronald J. Vannuki
----------------------------
Ronald J. Vannuki
Individual


FORTUNA ADVISORS, INC.


         By:        /s/ Karen B. Brenner
                  ----------------------------
                  Karen B. Brenner, President


  /s/ Karen B. Brenner
----------------------------
Karen B. Brenner
Individual

                                  SCHEDULE 13D
CUSIP No. 501067102                                          PAGE 18 OF 18 PAGES


CAREVEST CAPITAL, LLC


         By:  /s/ Robert M. Thornton, Jr.
                  --------------------------------
                  Robert M. Thornton, Jr., Manager


  /s/ Robert M. Thornton, Jr.
--------------------------------
Robert M. Thornton, Jr.
Individual


THE BAILEYS FAMILY TRUST


         By:        /s/ Steven Baileys
                  --------------------------------
                  Steven Baileys, Trustee
                  Officer



  /s/ Steven Baileys
--------------------------------
Steven Baileys
Individual

            SCHEDULE A

TRANSACTIONS SINCE APRIL 23, 1998


========================================================================================================================
                                                                                                  BROKER EFFECTING
------------------------------------------------------------------------------------------------------------------------
            PARTY              TRADE DATE    BOUGHT (SOLD)       NET AMOUNT        PER SHARE        TRANSACTION
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    09/20/98    429,317 shares     $ 2,526,101.23         $5.88               N/A       (1)
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    09/20/98     77,082 warrants                0             0               N/A       (1)
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    09/24/98    (30,000) shares        (88,794.50)         2.96          Bear Stearns
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    09/25/98     (2,000) shares         (5,832.30)         2.92          Bear Stearns
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    09/28/98     (5,500) shares        (16,286.95)         2.96          Bear Stearns
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    09/29/98       (400) shares         (1,181.46)         2.95          Bear Stearns
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    10/06/98    (21,000) shares        (55,656.10)         2.65          Bear Stearns
------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment Partners    10/07/98    (20,000) shares        (49,195.83)         2.46          Bear Stearns
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                            506,399            $ 2,526,101.23
                                           ==================================
                                            (78,900)           $  (216,947.14)
                                           ==================================

(1) Distribution from Fortuna Acquisition Entities. The Net Amount and Per Share reflect the original cost of such shares.

            SCHEDULE A

TRANSACTIONS SINCE APRIL 23, 1998


========================================================================================================================
                                                                                                  BROKER EFFECTING
------------------------------------------------------------------------------------------------------------------------
       PARTY                   TRADE DATE    BOUGHT (SOLD)       NET AMOUNT        PER SHARE        TRANSACTION
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
 Fortuna Advisors               08/03/98      5,000 shares      $  18,852.50          $3.77         Bear Stearns
------------------------------------------------------------------------------------------------------------------------
 Fortuna Advisors               09/20/98      7,300 shares         42,953.42           5.88              N/A        (1)
------------------------------------------------------------------------------------------------------------------------
 Fortuna Advisors               09/20/98      1,310 warrants               0              0              N/A        (1)
------------------------------------------------------------------------------------------------------------------------
 Fortuna Advisors                  (2)      (34,000) shares      (137,027.17)          4.03              N/A        (2)
------------------------------------------------------------------------------------------------------------------------
 Fortuna Advisors                  (2)       (1,300) warrants              0              0              N/A        (2)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                             13,610             $  61,805.92
                                            ================================
                                            (35,300)            $(137,027.17)
                                            ================================


(1) Distribution from Fortuna Acquisition Entities. The Net Amount and Per Share reflect the original cost of such shares.

(2) Change of beneficial ownership of shares and warrants owned by The Baileys Family Trust prior to such Trust becoming a member of the Group

            SCHEDULE A

TRANSACTIONS SINCE APRIL 23 1998


========================================================================================================================
                                                                                                  BROKER EFFECTING
------------------------------------------------------------------------------------------------------------------------
         PARTY                 TRADE DATE    BOUGHT (SOLD)       NET AMOUNT        PER SHARE        TRANSACTION
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
 CareVest Capital, LLC          09/20/98     80,984 shares      $455,802.61           $5.63              N/A        (1)
------------------------------------------------------------------------------------------------------------------------
 CareVest Capital, LLC          09/20/98     14,540 warrants              0               0              N/A        (1)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                             95,524             $455,802.61
                                             ==============================


(1) Distribution from Fortuna Acquisition Entities. The Net Amount and Per Share reflect the original cost of such shares.

            SCHEDULE A
TRANSACTIONS SINCE APRIL 23, 1998

==============================================================================================================================
                                                                                                        BROKER EFFECTING
------------------------------------------------------------------------------------------------------------------------------
            PARTY                 TRADE DATE      BOUGHT (SOLD)           NET AMOUNT        PER SHARE     TRANSACTION
==============================================================================================================================

------------------------------------------------------------------------------------------------------------------------------
 Fortuna Acquisition Partners       09/20/98   (1,294,774) shares      $(7,618,450.00)         $5.88           N/A        (1)
------------------------------------------------------------------------------------------------------------------------------
 Fortuna Acquisition Partners       09/20/98     (252,470) warrants                 0              0           N/A        (1)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                               (1,547,244)             $(7,618,450.00)
                                               ======================================


(1) Distribution from Fortuna Acquisition Entities. The Net Amount and Per Share reflect the original cost of such shares.

            SCHEDULE A

TRANSACTIONS SINCE APRIL 23, 1998


==============================================================================================================================
                                                                                                        BROKER EFFECTING
------------------------------------------------------------------------------------------------------------------------------
            PARTY                 TRADE DATE      BOUGHT (SOLD)          NET AMOUNT        PER SHARE       TRANSACTION
==============================================================================================================================

------------------------------------------------------------------------------------------------------------------------------
 The Baileys Family Trust          07/31/98       11,000 shares        $   44,222.50         $4.02        Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
 The Baileys Family Trust          08/26/98       (1,000) shares           (4,207.35)         4.21        Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
 The Baileys Family Trust          09/20/98      282,608 shares         1,662,813.97          5.88             N/A        (1)
------------------------------------------------------------------------------------------------------------------------------
 The Baileys Family Trust          09/26/98       50,741 warrants                  0             0             N/A        (1)
------------------------------------------------------------------------------------------------------------------------------
 The Baileys Family Trust             (2)         34,000 shares           137,027.17          4.03             N/A        (2)
------------------------------------------------------------------------------------------------------------------------------
 The Baileys Family Trust             (2)          1,300 warrants                  0          0.00             N/A        (2)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                 379,649               $1,844,063.64
                                                ====================================
                                                  (1,000)              $   (4,207.35)
                                                ====================================


(1) Distribution from Fortuna Acquisition Entities. The Net Amount and Per Share reflect the original cost of such shares.

(2) Change of beneficial ownership of shares and warrants purchased prior to becoming a member of the Group and previously reported as beneficially owned by Fortuna Advisors, Inc.

            SCHEDULE A

TRANSACTIONS SINCE APRIL 23, 1998


=======================================================================================================================
                                                                                                 BROKER EFFECTING
-----------------------------------------------------------------------------------------------------------------------
      PARTY                 TRADE DATE      BOUGHT (SOLD)         NET AMOUNT        PER SHARE       TRANSACTION
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
 Steven Baileys              09/20/98      282,608 shares       $1,662,873.97          $5.88              N/A      (1)
-----------------------------------------------------------------------------------------------------------------------
 Steven Baileys              09/26/98       50,741 warrants                 0              0              N/A      (1)
-----------------------------------------------------------------------------------------------------------------------
 Steven Baileys                 (2)          3,000 shares           11,009.00           3.67              (2)
-----------------------------------------------------------------------------------------------------------------------
 Steven Baileys                 (2)            200 warrants                 0              0              (2)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                           336,549              $1,673,882.97
                                           ==================================


(1) Distribution from Fortuna Acquisition Entities. The Net Amount and Per Share reflect the original cost of such shares.

(2)      Purchased prior to becoming member of the Group